Exhibit 23.2

Consent of independent registered public accounting firm

We have issued our report dated January 4, 2008, accompanying the balance sheet of RAI Acquisition Corp. (a Corporation in the Developmental Stage) (which report expressed an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about RAI Acquisition Corp.’s ability to continue as a going concern) which is included in this Registration Statement and Prospectus. We consent to the inclusion in this Registration Statement and Prospectus of the aforementioned report and to the use of our name as it appears under the caption “Experts”.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

January 4, 2008